

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

> **Re: New Oriental Education & Technology Group, Inc.**
> **Form 20-F for the Fiscal Year Ended May 31, 2012**
> **Filed October 12, 2012**
> **Response Dated December 13, 2012**
> **File No. 001-32993**

Dear Mr. Hsieh:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response that you do not believe an amendment to the 2012 Form 20-F is necessary. However, we continue to believe that the revised information, including your irrevocable proxy agreement and power of attorney, are material to investors and we therefore request that you include your proposed revisions and exhibits in an amendment to your Form 20-F.

"Our ability to enforce the equity pledge agreements between us and New Oriental China's shareholder…," page 14

2.   We note your response to comment 5 from our letter dated November 20, 2012. We further note that your equity pledge agreements do not pledge the assets of New Oriental China to you or your wholly owned subsidiaries; they pledge the equity interests of New Oriental China. Please revise your proposed disclosure to clarify that you do not have any agreements that pledge the assets of the variable interest entities for the benefit of the WFOEs.

Organizational Structure, page 45

3.   We note your response to comment 9 from our letter dated November 20, 2012. We also note that you use three different versions of a dashed line in your organizational chart and that these lines are difficult to distinguish from each other. Please revise to use different markings to clearly distinguish between (i) sponsorship interests, (ii) service agreements and (iii) equity pledge and option agreements.

Critical Accounting Policies, page 60

Consolidation of Variable Interest Entity, page 61

4.   We note from your proposed disclosure in the response to comment 13 of our letter dated November 20, 2012, that the assets not associated with New Oriental China primarily consist of cash, investments and commercial property. Please clarify in your disclosures the currency in which the cash not associated with the VIE is denominated. In addition, please expand your disclosure of condensed balance sheet information on page 19 of your consolidated financial statements to disclose the carrying amounts and classification of the consolidated VIE's assets and liabilities and information about restrictions on those assets, pursuant to ASC 810-10-50-3bb.

Financial Statements

Consolidated Balance Sheets, page 3

5.   We note from your response to comment 16 of our letter dated November 20, 2012, that there are no creditors of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Please reconcile this statement with the parenthetical disclosure on the face of the balance sheet that indicates the liabilities of the VIE is without recourse to *New Oriental China*, which appears to be itself the VIE based on your disclosures. Refer to ASC 810-10-45-25, which requires disclosure of liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the *primary beneficiary*.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 10

The VIE arrangements, page 16

6.   We note from your response to comment 22 of our letter dated November 20, 2012, that you believe it is appropriate and more meaningful to aggregate the disclosures related to New Oriental China and the schools as variable interest entities. You should provide the disclosure required by ASC 810-10-50-9 of how similar entities are aggregated. In this regard, disclose how the schools represent variable interest entities and how you aggregate them with New Oriental China and, as you state in your response, collectively refer to them as "the VIE" in your consolidated financial statements. In addition, please disclose how you achieve power over the schools through the sponsorship agreements.

7.   We note that you have included descriptions of the relevant service agreements that you believe support the assumption that you receive the economic benefits of the VIE. However, please expand your disclosures to explain how the agreements in the aggregate convey substantially all of the economic benefits of the VIEs to the company as you did in your response to comment 23, including paragraphs 39-40 of Annex 1-8, of your letter dated July 31, 2012.

Note 22. Statutory Reserve, page 55

8.   We note your response to comment 26 from our letter dated November 20, 2012. Explain to us how you determined the $71.6 million appropriation to the development reserve and revise to quantify each component of your statutory reserve for all periods presented. In this regard, you should disclose the balances of your general and development reserves and the reasons for change from the prior year.

9.   Further, please disclose whether the service fees that the WFOEs charge to your VIEs are limited by the statutory reserve requirements of the VIEs.

10.   It appears that the appropriation of $57.4 million from retained earnings to the statutory reserve represents the correction of an error. Provide us with your SAB 99 materiality analysis explaining why you believe that you should not restate prior year financial statements for the correction of this error. In your analysis, tell us how you considered the impact that the understatement of the statutory reserve and the overstatement of retained earnings, which impacts your ability to pay dividends, had on a reasonable person relying on your financial statements.

Note 23. Restricted Net Assets, page 56

11.   We note in your response to comment 28 from our letter dated November 20, 2012, that as of May 31, 2012, restricted net assets includes $308.4 million attributed to the net assets of the VIEs, which you disclose in Note 1 on page 19. Reconcile in your disclosures, how you are able to receive cash from operations through service fees while at the same time 100% of your VIEs net assets are restricted.

12.   Further, considering that 100% of VIEs net assets are restricted, clarify your disclosure on page 67, where you state that the "net assets of [y]our PRC subsidiaries and New Oriental and its schools and subsidiaries which were unrestricted and thus available for distribution, was in aggregate US$304.3 million, as this statement contradicts the immediately preceding phrase.

        You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director